Exhibit 99.1

I-Mab Reports Second Quarter 2025 Financial Results and Provides Business Update

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Positive givastomig Phase 1b dose escalation data in combination with immunochemotherapy in patients with 1L gastric cancers presented at ESMO GI 2025 showing 83% ORR at doses selected for ongoing expansion study
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Topline data from planned dose expansion study of givastomig expected in Q1 2026
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Strengthened balance sheet with net proceeds of approximately $61.2 million from August 2025 underwritten offering; pro-forma cash balance of approximately $226.8 million as of June 30, 2025, after giving effect to the offering; expected to fund planned operating expenses and capital expenditures through the fourth quarter of 2028

ROCKVILLE, MD, August 20, 2025 – I-Mab (NASDAQ: IMAB) (I-Mab or the Company), a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer, today announced financial results for the three and six months ended June 30, 2025, and highlighted recent pipeline progress and business updates.

“The first half of 2025 has been transformative for I-Mab,” said Sean Fu, PhD, Chief Executive Officer of I-Mab. “Our presentation at ESMO GI showcased compelling Phase 1b combination data for givastomig, reinforcing our confidence in its potential to be a best-in-class Claudin 18.2-directed therapy for metastatic gastric cancers in the 1L setting. Thanks to strong study momentum and active investigator engagement, we completed enrollment of the planned Phase 1b dose expansion cohorts ahead of schedule and expect to report topline data in Q1 2026. We believe our strong cash position and unwavering focus on value creation, position I-Mab to deliver meaningful clinical data and improve the lives of patients.”

Recent and Anticipated Upcoming Clinical Milestones

Givastomig (CLDN18.2 x 4-1BB bispecific):

Recent Developments:

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Positive Phase 1b Dose Escalation Data in Combination with Immunochemotherapy Presented at ESMO GI 2025 – Data from the dose escalation cohorts of the study were presented on July 2, 2025 in a Mini Oral presentation at the European Society for Medical Oncology Gastrointestinal Cancers Congress (ESMO GI) 2025 in Barcelona, Spain, accessible here. The data showed that givastomig in combination with immunochemotherapy demonstrated an 83% (10/12) objective response rate (ORR) at the doses (8 mg/kg and 12 mg/kg) selected for dose expansion. The responses were rapid, durable and deepened over time, with a favorable overall safety profile.

I-Mab hosted a virtual investor event on July 8, 2025 reviewing the Phase 1b dose escalation data (accessible for viewing here).

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Givastomig Monotherapy Data Published in Clinical Cancer Research – First-in-human monotherapy data for givastomig were published in Clinical Cancer Research, a journal of the American Association for Cancer Research (CCR), and a highly-ranked clinical oncology publication. The CCR paper details promising clinical data showing that givastomig monotherapy achieved an ORR of 16% in heavily pretreated Claudin 18.2-positive gastric cancer patients without encountering a dose limiting toxicity or maximum tolerated dose. The publication can be accessed here. The study provided the foundation for the ongoing Phase 1b combination study.

Upcoming Potential Clinical Milestones: I-Mab completed enrollment in the planned Phase 1b dose expansion study evaluating givastomig in combination with nivolumab and mFOLFOX6 for first line (1L) metastatic gastric cancers. The Company expects to present topline data in Q1 2026.

Other Programs: I-Mab anticipates updates in 2026 for ragistomig (PD-L1 x 4-1BB bispecific) and uliledlimab (monoclonal antibody targeting CD73), which are currently under development by ABL Bio and TJ Biopharma, respectively.

Corporate Developments

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I-Mab Announces Pricing of $65 Million Underwritten Offering – I-Mab completed an underwritten offering of American Depositary Shares (ADSs) representing ordinary shares that raised total net proceeds of approximately $61.2 million. The offering included participation from new and existing investors including Everest Medicines, Janus Henderson Investors, Adage Capital Partners LP and Exome Asset Management.

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Givastomig Intellectual Property Portfolio Strengthened with Acquisition of Bridge Health – The acquisition provides I-Mab with upstream rights to the Claudin 18.2 parental antibody for use in bispecific and multi-specific applications, eliminates all royalty obligations and reduces future milestones for givastomig due to Bridge Health Biotech Co., Ltd. (Bridge Health) by I-Mab. The transaction is expected to close in Q3 2025.

Cash Position

As of June 30, 2025, the Company had cash and cash equivalents, and short-term investments of $165.6 million. The Company expects that its existing cash and cash equivalents, and short-term investments, together with the net proceeds from the August 2025 underwritten offering, will be sufficient to fund its operating expenses and capital expenditure requirements through the fourth quarter of 2028, including through a randomized Phase 2 trial of givastomig.

Shares Outstanding

As of June 30, 2025, the Company had 188,108,178 ordinary shares issued and outstanding, representing the equivalent of 81,786,164 ADSs, assuming the conversion of all ordinary shares into ADSs. In August 2025, the Company announced an underwritten offering of 76,666,659 ordinary shares, representing the equivalent of 33,333,330 ADSs.

Pro-forma for the underwritten offering, the Company had 264,774,837 ordinary shares issued and outstanding, representing the equivalent of 115,119,494 ADSs, assuming the conversion of all ordinary shares into ADSs.

Research and Development Expenses

Research and development (R&D) expenses were $3.3 million and $4.1 million for the three and six months ended June 30, 2025, respectively, compared to $5.2 million and $11.3 million for the three and six months ended June 30, 2024, respectively. R&D expenses for the three months ended June 30, 2025 were $1.9 million lower than the comparable period in 2024, primarily due to lower contract research organization costs driven by streamlined clinical pipeline activities and a decrease in employee-related expenses resulting from a lower headcount. R&D expenses for the six months ended June 30, 2025 were $7.2 million lower than the comparable period in 2024, primarily due to reimbursements recognized under an existing collaboration agreement and lower contract research organization costs due to streamlined clinical pipeline activities.

Administrative Expenses

Administrative expenses were $3.8 million and $8.3 million for the three and six months ended June 30, 2025, respectively, compared to $11.9 million and $14.4 million for the three and six months ended June 30, 2024, respectively. Administrative expenses for the three months ended June 30, 2025 were $8.1 million lower than the comparable period in 2024, primarily due to lower legal expenses and a decrease in employee-related expenses resulting from a lower headcount. Administrative expenses for the six months ended June 30, 2025 were $6.1 million lower than the comparable period in 2024, primarily due to a decrease in legal expenses and lower employee benefit and compensation expenses resulting from a lower headcount. This decrease was partially offset by a higher employee share-based compensation expense in the current period. The employee share-based compensation expense during the six months ended June 30, 2024 included forfeitures in connection with the divestiture of our Chinese assets and related operations (the Greater China assets and business operations).

Interest Income

Interest income was $1.8 million and $3.7 million for the three and six months ended June 30, 2025, respectively, compared to $2.1 million and $2.8 million for the three and six months ended June 30, 2024, respectively. Interest income for the three months ended June 30, 2025 was $0.3 million lower than the comparable period in 2024 due to lower average cash balances and lower market interest rates. Interest income for the six months ended June 30, 2025 was $0.8 million higher than the comparable period in 2024, primarily due to greater interest earned on cash balances as a result of cash management strategies.

Other Income (Expenses), Net

Other income (expenses), net were $(0.2) million and $0.1 million for the three and six months ended June 30, 2025, respectively, compared to $6.1 million and $5.5 million for the three and six months ended June 30, 2024, respectively. The $6.3 million and $5.4 million decreases in other income (expense), net for the three and six months ended June 30, 2025, respectively, were primarily attributable to the changes in fair value and extinguishment of certain put right liabilities. The decrease was partially offset by smaller impacts from foreign exchange losses recognized during the current period.

Equity in Loss of Affiliates

Equity in loss of affiliates was $(1.0) million for the six months ended June 30, 2024 due to recognition of the employee stock ownership plan expenses from the Company's unconsolidated investee as a result of the divestiture of the Greater China assets and business operations. There was no equity in loss of affiliates for the three months ended June 30, 2024 or the three and six months ended June 30, 2025.

Net Loss from Continuing Operations

Net loss from continuing operations were ($5.5) million and $(8.7) million for the three and six months ended June 30, 2025, respectively, compared to $(8.9) million and $(18.4) million for the three and six months ended June 30, 2024, respectively. Net loss from continuing operations per share attributable to ordinary shareholders were $(0.03) and $(0.05) for the three and six months ended June 30, 2025, respectively, compared to $(0.05) and $(0.10) for the three and six months ended June 30, 2024, respectively.

Net Gain from Discontinued Operations

On April 2, 2024, the Company closed the divestiture of the Greater China assets and business operations announced on February 7, 2024 (the Transaction). In accordance with ASC 205-20, the Company determined that the Transaction represented a strategic shift that had a major effect on the business and therefore, met the criteria for classification as discontinued operations. As a result, the Company recognized a loss from discontinued operations of $6.9 million for the six months ended June 30, 2024 and a gain from sale of discontinued operations of $34.4 million for the three and six months ended June 30, 2024.

Net Income (Loss)

Net income (loss) was $(5.5) million and $(8.7) million for the three and six months ended June 30, 2025, respectively, compared to $25.4 million and $9.1 million for the three and six months ended June 30, 2024, respectively. Net income (loss) per share attributable to ordinary shareholders was $(0.03) and $(0.05) for the three and six months ended June 30, 2025, respectively compared to $0.13 and $0.05 for the three and six months ended June 30, 2024, respectively.

About Givastomig

Givastomig (TJ033721 / ABL111) is a bispecific antibody targeting Claudin 18.2 (CLDN18.2)-positive tumor cells. It conditionally activates T cells through the 4-1BB signaling pathway in the tumor microenvironment where CLDN18.2 is expressed. Givastomig is being developed for first line (1L) metastatic gastric cancers, with further potential in other solid tumors. In Phase 1 trials, givastomig has shown promising anti-tumor activity attributable to a potential synergistic effect of proximal interaction between CLDN18.2 on tumor cells and 4-1BB on T cells in the tumor microenvironment, while minimizing toxicities commonly seen with other 4-1BB agents.

An ongoing Phase 1b study is evaluating givastomig for the treatment of gastric cancer in the 1L setting in combination with standard of care, nivolumab (an anti-PD-1 checkpoint inhibitor) plus chemotherapy, in dose escalation (n=17) and dose expansion (n=40) cohorts. The study builds on positive Phase 1 monotherapy data.

Givastomig is being jointly developed through a global partnership with ABL Bio, in which I-Mab is the lead party and shares worldwide rights, excluding Greater China and South Korea, equally with ABL Bio.

About I-Mab

I-Mab (NASDAQ: IMAB) is a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer. The Company’s differentiated pipeline is led by givastomig, a potential best-in-class, bispecific antibody (Claudin 18.2 x 4-1BB) designed to treat Claudin 18.2-positive gastric cancers. Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed for first-line metastatic gastric cancers, with additional potential in other solid tumors. In Phase 1 trials, givastomig was observed to maintain strong tumor-binding and anti-tumor activity, attributable to a potential synergistic effect of proximal interaction with Claudin 18.2 and 4-1BB, while minimizing toxicities commonly seen with other 4-1BB agents.

For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the potential benefits and clinical development of I-Mab’s drug candidates, including givastomig; anticipated clinical milestones and results, and related timing; the Company’s anticipated cash runway; the potential closing of the Bridge Health acquisition in Q3 2025. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and those risks more fully discussed in the “Risk Factors” section in I-Mab’s annual report on Form 20-F filed with the SEC on April 3, 2025 as well as the discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Investor & Media Contacts

PJ Kelleher
LifeSci Advisors
+1-617-430-7579
pkelleher@lifesciadvisors.com
IR@imabbio.com

I-Mab

Consolidated Balance Sheets

(Unaudited; All amounts in thousands, except for par value and share data)

	As of	As of
	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$165,404	$68,263
Short-term investments	210	105,135
Prepayments and other receivables	2,026	3,295
Total current assets	167,640	176,693
Property, equipment and software	172	201
Operating lease right-of-use assets	3,209	3,597
Investments at fair value, available-for-sale debt securities (amortized cost of $38,727)	34,468	30,824
Other non-current assets	1,219	1,365
Total assets	$206,708	$212,680

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables	$6,494	$7,638
Operating lease liabilities, current	853	816
Total current liabilities	7,347	8,454
Operating lease liabilities, non-current	2,628	3,066
Total liabilities	9,975	11,520

Shareholders’ equity
Ordinary shares ($0.0001 par value, 800,000,000 shares authorized as of June 30, 2025 and December 31, 2024; 188,108,178 and 187,452,495 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	19	19
Treasury stock	(5,609)	(6,225)
Additional paid-in capital	1,459,977	1,460,021
Accumulated other comprehensive income	37,039	33,384
Accumulated deficit	(1,294,693)	(1,286,039)
Total shareholders’ equity	196,733	201,160
Total liabilities and shareholders’ equity	$206,708	$212,680

I-Mab

Consolidated Statements of Comprehensive Loss

(Unaudited; All amounts in thousands, except for share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenues
Licensing and collaboration revenue	$—	$—	$—	$—
Total revenues	—	—	—	—
Expenses
Research and development expenses(1)	(3,294)	(5,203)	(4,071)	(11,265)
Administrative expenses(2)	(3,820)	(11,937)	(8,309)	(14,378)
Total expenses	(7,114)	(17,140)	(12,380)	(25,643)
Loss from operations	(7,114)	(17,140)	(12,380)	(25,643)
Interest income	1,800	2,131	3,672	2,840
Other income (expenses), net	(190)	6,067	54	5,480
Equity in loss of affiliates(3)	—	—	—	(1,038)
Loss from continuing operations before income tax expense	(5,504)	(8,942)	(8,654)	(18,361)
Income tax expense	—	—	—	—
Loss from continuing operations	(5,504)	(8,942)	(8,654)	(18,361)

Discontinued operations:
Loss from operations of discontinued operations(4)	—	—	—	(6,898)
Income tax expense	—	—	—	—
Gain on sale of discontinued operations	—	34,364	—	34,364
Gain from discontinued operations	—	34,364	—	27,466

Net income (loss)	(5,504)	25,422	(8,654)	9,105

Other comprehensive income (loss):
Unrealized gain on available-for-sale debt securities, net of tax	$3,644	$—	$3,644	$—
Foreign currency translation adjustments, net of tax	8	(348)	11	677
Total comprehensive income (loss)	$(1,852)	$25,074	$(4,999)	$9,782

Weighted-average number of ordinary shares used in calculating net income (loss) per share - basic and diluted	187,908,339	186,144,822	187,794,543	186,001,615
Net loss from continuing operations per share - basic and diluted	$(0.03)	$(0.05)	$(0.05)	$(0.10)
Net income from discontinued operations per share - basic and diluted	$—	$0.18	$—	$0.15
Net income (loss) per share - basic and diluted	$(0.03)	$0.13	$(0.05)	$0.05

Net loss from continuing operations per ADS(5) - basic and diluted	$(0.07)	$(0.11)	$(0.11)	$(0.23)
Net income from discontinued operations per ADS(5) - basic and diluted	$—	$0.42	$—	$0.34
Net income (loss) per ADS(5) - basic and diluted	$(0.07)	$0.31	$(0.11)	$0.11

(1) Includes share-based compensation expense of $(0.1) million and $(0.1) million for the three and six months ended June 30, 2025, respectively and $0.3 million for the six months ended June 30, 2024. Share-based compensation expense for the three months ended June 30, 2024 was de minimis.

(2) Includes share-based compensation expense of $0.4 million and $0.6 million for the three and six months ended June 30, 2025, respectively, and $1.2 million and $(3.4) million for the three and six months ended June 30, 2024, respectively. The six months ended June 30, 2024 balances include forfeitures as a result of divestiture of the Greater China assets and business operations and organizational changes.

(3) Includes share-based compensation expense of $(0.7) million for the six months ended June 30, 2024, which includes forfeitures as a result of divestiture of the Greater China assets and business operations.

(4) Includes share-based compensation expense of $(11.6) million for the six months ended June 30, 2024, which includes forfeitures as a result of divestiture of the Greater China assets and business operations.

(5) Each 10 ADSs represents 23 ordinary shares.